Filed by Eli Lilly and Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

February 8, 2019

Savings Plan Exchange Offer Guide

In September 2018, an initial public offering of approximately 19.8% of Elanco Animal Health Incorporated (“Elanco”) common stock was completed. Eli Lilly and Company (“Lilly”) retained the remaining outstanding shares of, and a controlling stake in, Elanco. Pursuant to the Prospectus, dated February 8, 2019 (the “Prospectus”), Lilly is offering holders of its common stock, (“Lilly common stock”) the opportunity to exchange (the “exchange offer”) shares of Lilly common stock for shares of common stock of Elanco (“Elanco common stock”) owned by Lilly.

As a participant holding Lilly common stock in The Lilly Employee 401(k) Plan, The Elanco US Inc. 401(k) Plan or The Savings Plan for Lilly Affiliate Employees in Puerto Rico (each, a “Plan” and collectively, the “Plans”), you are eligible to participate in the exchange offer. This means you will have an opportunity to exchange all or a portion of your Lilly Stock Fund Units held in the Plan for Elanco Stock Fund Units, as further described in the Prospectus, the Notice to Participants, and this guide.

The Elanco Stock Fund is only available through this exchange offer and will be an investment option in the Plans only for a short period of time. The Plan provides, effective on or about December 11, 2019, that the Elanco Stock Fund will be eliminated as an investment fund under the Plan and the Elanco stock attributable to the Elanco Stock Fund will be liquidated.

At that time, any Elanco Stock Fund Units still in your Plan account will be reinvested into the Plan’s Qualified Default Investment Alternative (“QDIA”) fund, which is the appropriate target date portfolio based on the year you turn 60 years old.

Inside This Guide

About the Exchange Offer	pg. 3

Expected Timeline	pg. 7

Frequently Asked Questions	pg. 8

Who to Contact	pg.16

Special Note for Elanco Employees	pg.17

Elanco Stock Fund Description	pg.18

Key 2019 Dates for Plan Participants

February 8:

Start of the exchange offer

March 7, by 9 a.m. New York City time:

Final Exchange Ratio announced

March 7, 4 p.m. New York City time:

Deadline for receipt of elections, changes, and withdrawals. Blackout Period begins for Plan participants who elect to participate in the exchange offer.

Week of March 13:

Blackout Period ends

Note: Dates may vary should the exchange offer be extended or terminated.

Please refer to page 4 and the Notice to Participants for further information about the Blackout Period.

As you review the materials in this guide, please keep the following in mind:

Participation is entirely voluntary.

If you do not wish to participate in the exchange offer, there is NO action required on your part, and your account will not be affected by the “Blackout Period” described in this guide.

If you wish to participate, please read all information in this guide, the Prospectus, the Notice to Participants, and the Elanco Stock Fund Fact Sheet carefully, paying close attention to the key dates during the exchange offer.

This guide does not contain all the information that may be important to you. You should carefully read the terms and conditions of the exchange offer contained in the Prospectus, including the discussion, in the Prospectus, of the risk factors that you should consider in connection with the exchange offer, and the other materials made available to you and filed with the U.S. Securities and Exchange Commission related to the exchange offer, before making an investment decision.

Key Contacts

Exchange Offer Information: www.lillyexchangeoffer.com

Exchange Offer Submission: www.lillyexchange.com

Exchange Offer Hotline Monday through Friday, 9:00 a.m. to 11:00 p.m. New York City time Saturday, 12:00 p.m. to 6:00 p.m. New York City time 1-800-676-0194 (U.S.) 1-781-575-2137 (outside the U.S.)

Lilly Benefits Center: Monday through Friday, 9:00 a.m. to 5:00 p.m. New York City time 1-800-472-4720 (U.S.) 1-847-883-0427 (outside the U.S.) benefitscenter.lilly.com

Key Terms to Know

•      Exchange Offer: Offer to exchange shares of Lilly common stock for shares of Elanco common stock, pursuant to the terms of the enclosed Prospectus and Notice to Participants.

•      Blackout Period: If you choose to participate in the exchange offer, the Blackout Period is the period in which any outgoing transfers from the Lilly Stock Fund held in the Plan are not permissible, and the period in which any loans, withdrawals or other distributions from the Plan are not permissible.

During the Blackout Period, participants of The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico will be able to make new contributions or transfers into the Lilly Stock Fund, however, these units would not be included in the exchange offer and will remain in the Lilly Stock Fund.

If you do not elect to participate in the exchange offer, the Blackout Period does not apply to you.

•      Exchange Ratio: The number of shares of Elanco common stock that will be exchanged for each share of Lilly common stock accepted in the exchange offer.

•      Unitized Stock: Similar to a mutual fund, a unitized stock fund invests not only in stock offered by an organization but also cash and short-term investments, in order to facilitate daily transactions such as fund transfers or distributions. When stock is unitized, it is expressed in unitized shares or units instead of shares. The Lilly Stock Fund in the Plan holds unitized shares of Lilly common stock, and the new Elanco Stock Fund in the Plan will hold unitized shares of Elanco common stock.

ABOUT THE EXCHANGE OFFER

Eligible Savings Plans

You have received these materials in the mail because our records indicate you participate in the Lilly Stock Fund in one or more of the following Plans:

•                  The Lilly Employee 401(k) Plan (“Lilly 401(k) Plan”)

•                  The Elanco US Inc. 401(k) Plan (“Elanco 401(k) Plan”)

•                  The Savings Plan for Lilly Affiliate Employees in Puerto Rico (“Lilly Puerto Rico Savings Plan”)

The Lilly Stock Funds in the above plans are eligible for the exchange offer.

For avoidance of doubt, the following plans are not eligible for the exchange offer:

•                  The Lilly Excess Savings Plan

•                  The Excess Savings Plan (GAP Savings) for Eli Lilly Affiliate Employees in Puerto Rico

For any Lilly common stock you hold as a registered stockholder or in a brokerage account that is managed separately, you will receive separate information with instructions on the exchange offer for those holdings.

Making an Election to Exchange

If you decide to participate in the exchange offer, you must provide your election to Computershare Trust Company, N.A. (“Computershare”), the firm that will collect and tabulate participant elections for the Plan Trustee, either online at www.lillyexchange.com or by mail so that it is received by 4:00 p.m. New York City time on the day immediately preceding the date on which the expiration of the exchange offer will occur (the “Plan Deadline,” and such date, the “Plan Deadline Date”), which, if the exchange offer is not extended or terminated, is currently expected to be March 7, 2019. You may choose the percentage (a whole percentage of 1-100%) of your Lilly Stock Fund Units in the Plan you would like to exchange through the exchange offer.  That percentage will be applied to the number of Lilly Stock Fund Units held in your Plan account (whether those Lilly Stock Fund Units are vested or unvested under the Plan terms) as of the closing of regular trading on the New York Stock Exchange on the Plan Deadline Date, regardless of when you submit your exchange offer election (as long as your election is received in good order and by the required deadline). Any money credited to your Plan account and invested in the Lilly Stock Fund after such time will not be included in the exchange offer calculation.

If you participate in more than one Plan and invest in the Lilly Stock Fund under more than one Plan, you will receive a separate election form for each Plan. You may elect to exchange Lilly Stock Fund Units in all Plans in which you participate, only one Plan or none of the Plans.  If you decide to participate, please be sure to complete the correct election form(s).

There will be no fee charged for participating in the exchange offer.

Participation in the Exchange Offer

The Northern Trust Company (the “Plan Trustee”) is the trustee for the Plans. During the exchange offer period, you may instruct the Plan Trustee to exchange your Lilly Stock Fund Units for Elanco Stock Fund Units.

It is the Plan Trustee’s role to act on behalf of Plan participants throughout the exchange offer. The Plan Trustee will follow your instructions unless the Plan Trustee determines that to do so would be inconsistent with their duties under applicable laws. In the event the Plan Trustee chooses not to proceed with participating in the exchange offer, you will not receive Elanco Stock Fund Units in the Plan. Only the Plan Trustee of the Plan may exchange the shares of Lilly common stock held in the Plan.

If you would like to exchange your Lilly Stock Fund Units, you may direct the Plan Trustee to do so by making your election with Computershare, who will collect and tabulate participant elections for the Plan Trustee.

Changing or Withdrawing an Election to Exchange

If you decide to change your election, you may submit a new election to Computershare, either online or by mail so that it is received by the Plan Deadline. Upon receipt of a new, properly completed election (for any whole percentage, including 0%, of Lilly Stock Fund Units to be exchanged), your previous election instructions will be cancelled. The last properly completed election timely received by Computershare will apply.

To withdraw your last properly completed election entirely, causing it to be cancelled, you may either (i) submit a new Election Form to Computershare with a 0% election, either online or by mail, as set forth in the Election Form, so that it is received by the Plan Deadline or (ii) provide your properly completed Withdrawal Form to Computershare by mail so that it is received by the Plan Deadline. If your properly completed Election Form with a 0% election or your properly completed Withdrawal Form is timely received, you will not participate in the exchange offer through the Plan and your Plan account will not be credited with any Elanco Stock Fund Units in connection with the exchange offer.

If you submit an election form for more than one Plan and later wish to change or withdraw your election, you will need to follow the instructions for changing or withdrawing your election, as described above, for each Plan.

Please see the attached Election Forms and Withdrawal Forms for additional information. Additional Election Forms and Withdrawal Forms may be obtained by calling Georgeson, the information agent for the exchange offer, at 1-800-676-0194 (if calling from within the U.S.) or 1-781-575-2137 (if calling from outside the U.S.).

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online due to the unpredictable timing involved with mail delivery.

Blackout Period

If you elect to participate in the exchange offer through the Plans, your account will need to be restricted for a period of time for processing. This “Blackout Period” will begin at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. New York City time) on the Plan Deadline Date. Beginning at that time, no investment transfers out of the Lilly Stock Fund will be processed. During the Blackout Period, you will not be able to request a loan, in-service withdrawal or distribution from your Plan account. Money that is credited to your account (for example, from contributions, loan repayments or investment changes) during the Blackout Period will be invested according to the investment election on file for you at that time.

If you do not elect to participate in the exchange offer or if you submit a properly completed withdrawal of your most recent exchange election to Computershare that is received by the Plan Deadline, the Blackout Period will not apply to your Plan account.

The Blackout Period will be lifted (and loans, in-service withdrawals and distributions will become available in accordance with the usual Plan rules) once processing related to the exchange offer is completed, which is expected to be during the week of March 13, 2019.

You may find out when restrictions have been lifted and when the Blackout Period has ended by visiting benefitscenter.lilly.com or by calling the Lilly Benefits Center at 1-800-472-4720 (if calling from within the U.S.) or 1-847-883-0427 (if calling from outside the U.S.).

If the exchange offer is extended by Lilly as described in the Prospectus, the Blackout Period may be extended. If administratively feasible, the blackout may also be temporarily lifted for an interim period of time. If the exchange offer is extended, the revised Blackout Period dates will be posted online at benefitscenter.lilly.com, provided by calling the Lilly Benefits Center at 1-800-472-4720 (if calling from within the U.S.) or 1-847-883-0427 (if calling from outside the U.S.), and communicated to you to the extent practicable. Please refer to the Notice to Participants for further information about the Blackout Period.

It is important you review and consider the appropriateness of your current investments beforehand, in light of your inability to direct or diversify those investments during the Blackout Period if you elect to participate in the exchange offer. For your long-term retirement security, you should also give careful consideration to the importance of a well-balanced and diversified investment portfolio taking into account all of your assets, income, and investments. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Blackout Period may affect your retirement planning as well as your overall financial plan.

Key Dates for Savings Plan Participants,

Assuming the Exchange Offer is Not Extended or Terminated

Start of the Exchange Offer

February 8, 2019

Final Exchange Ratio is Announced

By 9:00 a.m., New York City time, on March 7, 2019

Deadline for Receipt of Submission, Change of Election, or Withdrawals of Election

March 7, 2019 at 4:00 p.m., New York City time

Plan Blackout Period Begins

March 7, 2019 at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. New York City time)

Plan Blackout Period Ends

Week of March 13, 2019

Next Steps

•                  If you do not wish to participate in the exchange offer, there is NO action required on your part.

•                  Please read all information and forms enclosed in this guide carefully, including the Prospectus, the Notice to Participants, the Elanco Stock Fund Fact Sheet, Election Form, and Withdrawal Form.

•                  If you have questions about the exchange offer, contact Georgeson, the Information Agent for the exchange offer, at 1-800-676-0194 (if calling from within the U.S.) and 1-781-575-2137 (if calling from outside the U.S.). Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m., New York City time and Saturday from 12:00 p.m. to 6:00 p.m., New York City time.

•                  If you have questions about your Lilly Stock Fund balance in the Plan or your eligibility to participate in the exchange offer, contact the Lilly Benefits Center at 1-800-472-4720 (if calling from within the U.S.) or 1-847-883-0427 (if calling from outside the U.S.). Representatives are available Monday through Friday, 9:00 a.m. to 5:00 p.m., New York City time.

•                  Alternatively, you can also check your latest Lilly Stock Fund balance by visiting benefitscenter.lilly.com

a)             Lilly 401(k) and Elanco 401(k) Plans: Select “myMoney” > “401(k) Savings” (dropdown) > “Investments”

b)             Puerto Rico Savings Plan: Select “myMoney” > “Puerto Rico Savings” (dropdown) > “Investments”

•                  If you wish to participate in this exchange offer, please provide a completed Election Form for each applicable Plan account, as directed, so that it is received no later than the Plan Deadline via one of the following methods:

Method 1: Online at www.lillyexchange.com

Note: You will receive an 11-character Access Code and 9-character Control Code via mail in order to access the online election site.

Method 2: By completing the Election Form mailed to you and sending it to:

By Mail (PO Box Address):	By Certified or Overnight Mail:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn: Corporate Actions Voluntary Offer	Attn: Corporate Actions Voluntary Offer
P.O. Box 43011	250 Royall Street Suite V
Providence, RI 02940-3011	Canton, MA 02021

•                  Note that some shipment companies only accept shipments to a valid street address and not PO Boxes.

•                  The last properly completed election timely received by Computershare will apply.

•                  If you are an eligible participant for more than one Plan, you will receive an Election Form for each Plan. Please be sure to complete the correct Election Form if you decide to participate in the exchange offer, including more than one Election Form in the event you wish to participate in the exchange offer for more than one Plan.

EXPECTED EXCHANGE OFFER TIMELINE

Below you will find the key dates and deadlines, assuming that the exchange offer is not extended or terminated. Due to administrative reasons, certain deadlines for Plan participants will differ from the deadlines for other holders of Lilly common stock.

Timeline of Key Events

February 8, 2019:

Start of the Exchange Offer.

Election materials and Prospectus will be mailed to you for each Plan in which you have a Lilly Stock Fund balance.

March 7, 2019 by 9:00 a.m., New York City time:

Final exchange ratio will be announced.

March 7, 2019 4:00 p.m., New York City time:

Plan participants: Deadline for receipt of elections, changes, and withdrawals. Blackout Period is effective for the Plan at 4:00 p.m., New York City time, for participants who have elected to participate in the Exchange Offer.

Week of March 13, 2019:

Plan Blackout Period ends. If you elect to exchange units of the Lilly Stock Fund, your account will show your balance in the new Elanco Stock Fund*.

Note: Dates may vary if the deadline for the exchange offer is extended by Lilly.

To learn more about the Blackout Period, refer to the section “Savings Plan Blackout Period Notice Provided under ERISA” in this guide or visit benefitscenter.lilly.com or call 1-800-472-4720 (US) / 1-847-883-0427 (outside the U.S.), Monday through Friday, 9 a.m. to 5 p.m., New York City time.

*In the event the Plan Trustee decides not to proceed with participation in the exchange offer, you will be notified and the Lilly Stock Fund Units you elected to exchange will remain in your Savings Plan account.

In the event the exchange offer is extended beyond March 8, 2019, the publication date of the final exchange ratio and Blackout Period end date may be affected. If the exchange offer is extended, certain Plan deadlines may be extended if it is administratively feasible to do so. For more information, contact the Lilly Benefits Center at 1-800-472-4720 (if calling from within the U.S.) or 1-847-883-0427 (if calling from outside the U.S.) (representatives are available Monday through Friday, 9:00 a.m. to 5:00 p.m., New York City time).

FREQUENTLY ASKED QUESTIONS

The following information applies to the exchange offer under the Plans.

GENERAL & EXCHANGE OFFER PROCESS

1. Who can help me make decisions related to the exchange offer?

Participation is entirely voluntary.

As with any major financial decision, you may wish to consult with your personal financial advisor to determine if participating in the exchange offer is right for you.

Neither Lilly, nor Lilly’s U.S. financial advisory services, provided through Alight Financial Advisors, LLC, will provide a recommendation as to whether you should participate in the exchange offer.

2. How can I get additional information regarding the exchange offer?

If you require additional information concerning the terms and conditions of the exchange offer, call Georgeson, the Information Agent for the exchange offer, at 1-800-676-0194 (if calling from within the U.S.) or 1-781-575-2137 (if calling from outside the U.S.). Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m., New York City time and Saturday from 12:00 p.m. to 6:00 p.m., New York City time. You may also visit www.lillyexchangeoffer.com for information about the exchange offer.

If you have questions about your Lilly Stock Fund balance in the Plan or your eligibility to participate in the exchange offer, contact the Lilly Benefits Center at 1-800-472-4720 (if calling from within the U.S.) or 1-847-883-0427 (if calling from outside the U.S.). Representatives are available Monday through Friday, 9:00 a.m. to 5:00 p.m., New York City time.

3. If I do not participate in the exchange offer, will I be affected by the Blackout Period?	No. If you do not participate in the exchange offer, you will not be affected by the exchange offer Blackout Period.

4. Why am I being given this opportunity to participate in the exchange offer for Elanco common stock?

All holders of Lilly common stock are being offered the opportunity to exchange shares of Lilly common stock for shares of Elanco common stock pursuant to the exchange offer. As a participant in the Plan with a balance in the Lilly Stock Fund, you are eligible to participate in the exchange offer and make an election to direct the Plan Trustee via Computershare to exchange all or a portion of your Lilly Stock Fund Units for Elanco Stock Fund Units.

The eligible Plans include:

•                  The Lilly Employee 401(k) Plan

•                  The Elanco US Inc. 401(k) Plan

•                  The Savings Plan for Lilly Affiliate Employees in Puerto Rico

The following plans are not eligible to participate in the exchange offer:

•                  The Lilly Excess Savings Plan

•                  The Excess Savings Plan (GAP Savings) for Eli Lilly Affiliate Employees in Puerto Rico.

5. Will I be charged any fees or commissions if I participate in the exchange offer?	There will be no fee charged for participating in the exchange offer.

6. If I submit an Election Form, when will my percentage election be applied to my Plan account?

Your election will be calculated based on your balance in the Lilly Stock Fund at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m., New York City time) on the Plan Deadline Date, and based on the last completed election form timely received, regardless of when your Election Form is received (as long as your form is received in good order and by the required deadline).

As a reminder, if you elect to participate in the exchange offer, your Plan account will be restricted during the Blackout Period.

7. Will payroll contributions during the exchange offer period be included as part of the exchange?

Lilly 401(k) Plan and Lilly Puerto Rico Savings Plan Participants: Yes, any payroll contributions, dividend payments, and employer match contributions made before the Plan Deadline Date into the Lilly Stock Fund will be included in the exchange offer calculation.

Elanco 401(k) Plan Participants: You will not be allowed to make any new contributions to the Lilly Stock Fund other than dividend payments.

8. I hold shares of Lilly common stock outside of the Plan. Can I exchange those shares through this process?

If you hold shares of Lilly common stock in any other type of account outside of the Plan (for example, a brokerage account) and wish to tender those shares, you will be required to complete a separate election with the institution where these shares of Lilly common stock are held. Please refer to the Prospectus for further information.

Please note shares granted in the recent Lilly Shares program are not eligible for the exchange offer as they do not vest until January 2022.

9. Can I withdraw or change my exchange offer election?

If you decide to change your election, you may submit a new Election Form to Computershare, either online or by mail, as set forth in the Election Form, so that it is received by the Plan Deadline. Upon receipt of a new, properly completed election (for any whole percentage, including 0%, of Lilly Stock Fund Units to be exchanged), your previous election instructions will be cancelled. The last properly completed Election Form timely received by Computershare will apply.

To withdraw your last properly completed election entirely, causing it to be cancelled, you may either (i) submit a new Election Form to Computershare with a 0% election, either online or by mail, as set forth in the Election Form, so that it is received by the Plan Deadline or (ii) provide your properly completed Withdrawal Form to Computershare by mail, as set forth in the Withdrawal Form, so that it is received by the Plan Deadline. If your properly completed Election Form with a 0% election or your properly completed Withdrawal Form is timely received, you will not participate in the exchange offer through the Plan and your Plan account will not be credited with any Elanco Stock Fund Units in connection with the exchange offer.

If you submit an Election Form for more than one Plan and later wish to change or withdraw your election, you will need to submit a separate Election Form or Withdrawal Form for each Plan.

The last validly received form will be used to instruct the Plan Trustee.

10. Is it possible the exchange offer may not complete?

Yes. Lilly is not required to complete the exchange offer unless certain conditions, as specified in the Prospectus, are satisfied.

Also, if the Plan Trustee for the Plan determines that to participate in the exchange offer would be inconsistent with its duties under applicable laws, the Plan Trustee may choose, on behalf of all Plan participants, not to participate in the exchange offer.

11. Can I participate in the exchange offer if I purchase Lilly Stock Fund Units after the tender offer has started?

Only Lilly 401(k) Plan and Lilly Puerto Rico Savings Plan participants will be able to purchase Lilly Stock Fund Units after January 1, 2019. If you have a balance in the Lilly Stock Fund in any such Plan before the Plan Deadline, you will be eligible to participate in the exchange offer.

If you become a Lilly Stock Fund holder on or prior to March 1, 2019, you will receive a mailing of the exchange offer packet (Election Form, Withdrawal Form, Prospectus, Participant Notice, and other important documents).

If you become a Lilly Stock Fund holder after March 1, 2019, you can access exchange offer materials online at www.lillyexchangeoffer.com or by calling the exchange offer information hotline:

1-800-676-0194, if calling from within in the U.S.

1-781-575-2137, if calling from outside the U.S.

Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m., New York City time and Saturday from 12:00 p.m. to 6:00 p.m., New York City time.

12. Can I take a distribution from my Plan account?

If you elect to participate in the exchange offer, you will not be permitted to take a distribution from the Plan during the Blackout Period. After the Blackout Period ends, you may take a partial or full distribution, subject to the requirements of the Plan.

If you do not elect to participate in the exchange offer and are otherwise eligible to take a distribution, you may elect to take a partial or full distribution of your Plan balance, subject to the requirements of the Plan.

13. Can I take a loan or hardship withdrawal from my Plan?

If you elect to participate in the exchange offer, you will not be permitted to take a loan or hardship withdrawal from the Plan during the Blackout Period. After the Blackout Period ends, you can request a loan or hardship withdrawal if you are otherwise eligible.

14. How will auto-rebalancing of assets within my Plan be impacted during and after the Blackout Period?

If you elect to participate in the exchange offer, any auto-rebalancing election you have made will be turned off at the start of the Blackout Period.  You will be able to turn the auto-rebalancing feature back on once you no longer have an Elanco Stock Fund balance in your Plan. If you do not elect to participate in the exchange offer, any auto-rebalancing election you have made will not be affected.

LILLY STOCK IN THE PLAN

15. How do I know how many equivalent shares of Lilly common stock I have in the Lilly Stock Fund?

To see an estimate of the number of equivalent shares based on your balance in the Lilly Stock Fund, visit benefitscenter.lilly.com,

Lilly 401(k) and Elanco 401(k) Plans:

•                  Select the “myMoney” > “401(k) Savings” (dropdown) > “Investments”

Puerto Rico Savings Plan:

•                  Select the “myMoney” > “Puerto Rico Savings” (dropdown) > “Investments”

16. Will my Plan account balance change during the Blackout Period?

Yes. Your account balance will remain invested and will be subject to investment gains and losses during this period. Additionally, your balance may also change due to any new contributions made to your Plan account and dividend payments during the Blackout Period.

Note that if you do not elect to participate in the exchange offer, the Blackout Period does not apply to you.

17. If I elect to exchange 100% of my Lilly Stock Fund Units, is it possible to have a balance in a Lilly Stock Fund after the exchange?

Yes, your exchange offer election will be calculated based on your balance in the Lilly Stock Fund at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m., New York City time) on the Plan Deadline Date. Therefore, if there is a dividend payment, or if you make new contributions or transfer into the Lilly Stock Fund after this deadline (e.g., through payroll contributions), this amount would not be included in the exchange offer and will remain in the Lilly Stock Fund. Note that Elanco 401(k) Plan participants will not be allowed to make any new contributions to the Lilly Stock Fund.

Please keep in mind other factors may influence the results of the exchange offer and your Lilly Stock Fund balance.

18. How much of my balance in the Lilly Stock Fund can be exchanged?

You may elect to exchange all or a portion of your balance in the Lilly Stock Fund into the new Elanco Stock Fund.

On your Election Form, you may choose the percentage (a whole percentage of 1-100%) of your Lilly Stock Fund Units in the Plan you would like to exchange through the exchange offer. That percentage will be applied to the number of Lilly Stock Fund Units held in your Plan account (whether those Lilly Stock Fund Units are vested or unvested under the Plan terms) as of the closing of regular trading on the New York Stock Exchange on March 7, 2019, regardless of when you submit your exchange offer election (as long as your election is received in good order and by the required deadline).

19. Can I exchange the unvested portion of the Lilly Stock Fund in my Plan?	Yes. Any unvested portion of your Lilly Stock Fund under the Plan is eligible for the exchange offer and will be included in any exchange offer election you make for the Plan.

20. If I have a Lilly Stock Fund balance in more than one eligible plan, can I make one exchange offer election that applies to all?

No. You will need to make a separate election with respect to each Plan in which you participate (Lilly 401(k) Plan, Elanco 401(k) Plan, or Lilly Puerto Rico Savings Plan). Any shares of Lilly common stock held outside of the Plan will also require a separate election. You should receive separate exchange offer materials for each Plan that you participate in and for any external accounts for which you hold shares of Lilly common stock.

For example, if you have a balance in the Lilly Stock Fund within the Lilly 401(k) Plan and Lilly Puerto Rico Savings Plan and you would like to exchange 50% of your total Lilly Stock Fund holdings in both plans, you would need to complete separate Election Forms for the Lilly 401(k) Plan and Lilly Puerto Rico Savings Plan and offer 50% of your Lilly Stock Fund Units in each.

21. Where can I find my current Lilly Stock Fund balance?

Visit benefitscenter.lilly.com to review your Plan balance, including any current balance in the Lilly Stock Fund.

You can also contact the Lilly Benefits Center at 1-800-472-4720 (US) or 1-847-883-0427 (outside the U.S.). Representatives are available Monday through Friday from 9:00 a.m. to 5:00 p.m., New York City time.

22. Why does the Plan reference units of Lilly common stock rather than shares?

The Lilly Stock Fund is a unitized stock fund. Similar to a mutual fund, a unitized stock fund invests not only in stock offered by an organization, but also in cash and short-term investments to facilitate daily transactions such as investment transfers or distributions. When stock is unitized, it is expressed in unitized shares or units instead of shares.

23. What happens if I change my holdings in the Lilly Stock Fund during the exchange offer period?

Exchange offer elections will be calculated based upon the amount of your existing balance in the Lilly Stock Fund at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m., New York City time) on the Plan Deadline Date.

For example, if you are a Lilly employee and transfer funds within your Plan account into the Lilly Stock Fund on the day before the Plan Deadline Date, or a contribution is posted to your account on this day, the additional balance in the Lilly Stock Fund would be included in the exchange offer (provided you have an exchange offer election on file and in good order by the Plan Deadline).

24. What happens to my Lilly Stock Fund balance if I do not elect to participate in the exchange offer?

If you do not make an election to exchange your interest in the Lilly Stock Fund, your existing balance will remain, subject to market gains and losses.

You will not receive Elanco Stock Fund Units or be eligible to invest in the Elanco Stock Fund within your Plan.

25. Is it possible I may not be able to exchange the full number of Lilly Stock Fund Units I requested?

Yes. Lilly may limit the number of shares of Lilly common stock it accepts through a proration process, in which case you may not receive the full number of units you requested.

Any Lilly Stock Fund Units that are not exchanged will remain in your Lilly Stock Fund account.

26. What happens if I elect to participate in the exchange offer but have a zero balance in the Lilly Stock Fund?

If you elect to participate in the exchange offer but have a zero balance in the Lilly Stock Fund at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m., New York City time) on the Plan Deadline Date, then you will not receive units of the Elanco Stock Fund.

ELANCO STOCK IN THE PLAN

27. Where can I find out how many Elanco Stock Fund Units I will receive for my Lilly Stock Fund Units if I participate in the exchange offer?

If you decide to participate in the exchange offer, to find out the number of Elanco Stock Fund Units credited to your account after all processing related to the exchange offer is completed, go to the Lilly Benefits Center, available online at benefitscenter.lilly.com or call 1-800-472-4720 (if calling from within the U.S.) and 1-847-883-0427 (if calling from outside the U.S.) Monday through Friday, 9:00 a.m. to 5:00 p.m. New York City time.

28. Can I elect to invest in the Elanco Stock Fund within the Plan after the exchange offer has expired?

No. The only way you can invest in the Elanco Stock Fund within the Plan is through the exchange offer. After the Elanco Stock Fund is established, no new amounts may be invested in the fund, except for any Elanco stock dividends, which will be reinvested in the fund.

29. Can I transfer or sell the Elanco Stock Fund Units in my Plan after the exchange offer?

After all processing related to the exchange offer is completed, you can transfer or sell your balances held in the Elanco Stock Fund at any time. You will not be able to purchase or re-purchase Elanco Stock Fund Units once they are sold.

30. If I participate in the exchange offer, will I be able to sell or exchange my Elanco Stock Fund Units immediately after the exchange offer closes?

After all processing related to the exchange offer is completed, which is expected to be on or around the week of March 13, 2019, you will be able to sell or exchange your Elanco Stock Fund Units until the Elanco Stock Fund is eliminated as an investment fund under the Plans on or around December 11, 2019. If you have Elanco Stock Fund Units when the Elanco Stock Fund is eliminated, the balance will be liquidated and the proceeds will be reinvested within your account to the appropriate target date portfolio based on the year you will turn 60 years old.

Additional details regarding the elimination of the Elanco Stock Fund will be provided in advance of the date the Elanco Stock Fund is eliminated.

31. If I participate in the exchange offer, can I request a full withdrawal of my Elanco Stock Fund Units as Elanco common stock shares?

After all processing related to the exchange offer is completed, if you are eligible for a full withdrawal, you will be able to request the balance in your Elanco Stock Fund be paid to you as shares of Elanco common stock. Otherwise, if you request a partial or in-service withdrawal that includes funds held in the Elanco Stock Fund, that portion will be distributed to you as cash.

To find out if you are eligible to receive a full withdrawal, contact the Lilly Benefits Center at 1-800-472-4720 (if calling from within the U.S.) or 1-847-883-0427 (if calling from outside the U.S.). Representatives are available Monday through Friday from 9:00 a.m. to 5:00 p.m., New York City Time.

32. By electing to exchange my Lilly Stock Fund Units, will I be guaranteed Elanco Stock Fund Units?

No. The Plan Trustee will make the final exchange decision, which may override your individual election. The Plan Trustee will follow your instructions unless the Plan Trustee determines that to do so would be inconsistent with its duties under applicable laws. In the event the Plan Trustee chooses not to proceed, you will be notified and you will not receive Elanco Stock Fund Units in the Plan.

In addition, depending on the final Exchange Ratio and the number of shares of Lilly common stock tendered in the exchange offer, Lilly may choose to limit the number of shares it accepts through a proration process, so you may receive fewer Elanco Stock Fund units than you anticipate.

WHO TO CONTACT

RESOURCE

Exchange Offer Information Resource Site www.lillyexchangeoffer.com

•                  Access important information about the exchange offer, including the Prospectus, the Notice to Participants, Savings Plan Exchange Offer Guide and the Elanco Stock Fund Fact Sheet

•                  Obtain indicative exchange ratios during the exchange offer period as well as the final exchange ratio

Exchange Offer Information Hotline

1-800-676-0194, if calling from within in the U.S.

1-781-575-2137, if calling from outside the U.S.

Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m., New York City time and Saturday from 12:00 p.m. to 6:00 p.m., New York City time.

• Access or request a re-mailing of a Savings Plan Election Form or Savings Plan Withdrawal Form • Get answers to questions specific to the terms and conditions of the exchange offer

Exchange Offer Online Election Site www.lillyexchange.com

•                  Submit your instructions to participate in the exchange offer

•                  Note that eligible Plan participants will only be able to access this site if you received a 11-character Account Code and 9-character Control Code via mail (if you have misplaced your Account Code or Control Code, please call the Exchange Offer Information Hotline at one of the telephone numbers above)

Lilly Benefits Center

1-800-472-4720, if calling from within the U.S.

1-847-883-0427, if calling from outside the U.S.

benefitscenter.lilly.com

Representatives are available Monday through Friday, 9:00 a.m. to 5:00 p.m., New York City time.

•                  Get answers to general questions about your Savings Plan, including its operation during the exchange offer

•                  Ask questions about the Lilly Stock Fund balance in your Savings Plan(s)

•                  Find information about the Blackout Period

A SPECIAL NOTE FOR ELANCO EMPLOYEES

Employees of Elanco US Inc. (“Elanco US”) and Lohmann Animal Health International, Inc. (“Lohmann”) should consider the following information when making a decision as to whether to participate in the exchange offer.

Elanco Stock Fund

Similar to the Lilly 401(k) Plan, the Elanco 401(k) Plan will not allow further investment in the Elanco Stock Fund outside of the exchange offer. You will not be able to make contributions or exchanges into the Elanco Stock Fund within the Elanco 401(k) Plan. Effective on or about December 11, 2019, the Elanco Stock Fund will be eliminated as an investment fund and the Elanco common stock within the Elanco 401(k) Plan will be liquidated.

Lilly Stock Fund

Effective January 1, 2019, you are no longer eligible to make contributions or exchanges into the Lilly Stock Fund in the new Elanco 401(k) plan. Effective on or about December 11, 2019, the Lilly Stock Fund will be eliminated as an investment fund and the Lilly common stock within the Elanco 401(k) Plan will be liquidated.

ELANCO STOCK FUND DESCRIPTION FOR THE SAVINGS PLAN

Objective: Seeks to invest in an individual non-employer company stock fund, providing performance in line with the performance of the underlying non-employer company stock.

Strategy: Normally invests primarily in the stock of Elanco Animal Health Incorporated, as well as in short-term investments. Your ownership is measured in units of the fund instead of shares of stock. The fund pools your money with that of other employees to buy shares of stock in Elanco Animal Health Incorporated, and an amount of short-term investments designed to allow you to buy or sell without the usual trade settlement period for individual stock transactions. The amount of short-term investments is based upon a target established by the plan sponsor, but the actual amount of short-term investments on any given business day will vary with the amount of cash awaiting investment and with participant activity in the fund (contributions, redemptions, exchanges, withdrawals, etc.). The value of your investment will vary depending on the performance of the Elanco Animal Health Incorporated, the overall stock market, and the performance and amount of short-term investments held by the fund, less any expenses accrued against the fund.

Risk: If you invest a significant portion of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it can be an effective strategy to help you manage investment risk. This is neither a mutual fund nor a diversified or managed investment option. Investing in a non-diversified single stock fund involves more risk than investing in a diversified fund. On days of unexpectedly heavy outflows, the fund may not have enough short-term investments for liquidity. If that happens, requests to sell units received by The Lilly Benefits Center before the market close on a business day may not be processed on that day. In that case, requested sales of units will be suspended and, as liquidity is restored, suspended transactions will be processed, generally on a first-in-first-out basis, at the closing price for the processing date. In unusual circumstances, the fund may be closed to purchases or sales. As with any stock, the value of your investment may go up or down depending on how the company’s stock performs in the market. Unit price and return will vary.

This investment option is a unitized company stock fund. This description is only intended to provide a brief overview of the fund.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or other particular security to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help manage your investment risk.

This investment option is not a mutual fund.

For more information about the Elanco Stock Fund, see the Elanco Stock Fund Fact Sheet.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Elanco has filed with the SEC a Registration Statement on Form S-4, including the prospectus forming a part thereof, and Lilly has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the prospectus. The prospectus contains important information about the exchange offer, Lilly, Elanco and related matters, and Lilly will deliver the prospectus to holders of Lilly common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lilly, Elanco or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of Lilly common stock may obtain copies of the prospectus, other related documents, and any other information that Lilly and Elanco file electronically with the SEC free of charge at the SEC’s website at www.sec.gov. Holders of Lilly common stock will also be able to obtain a copy of the prospectus by clicking on the appropriate link on www.lillyexchangeoffer.com. Related documents may also be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.

Lilly has retained Georgeson LLC as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.).